FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 25, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release and Material Change Report dated October 25, 2004 attached.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: October 25, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

October 25, 2004.

3.

News Release

News release was issued on October 25, 2004 and disseminated via Stock Watch News and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) announces an offering of both Brokered and Non-Brokered Private Placement Financings of up to an aggregate of 11,450,000 Units At $0.10 per Unit for total gross proceeds of $1,145,000.

5.

Full Description of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH” or the “Company”) has entered into an Agency Agreement with Aberdeen Gould Inc. (the “Agent”) with respect to a Brokered Private Placement Financing for up to 8,700,000 Units at an offering price of $0.10 per Unit for total proceeds of up to Canadian $870,000 (the Offering”).  Each Unit consists of one common share in the capital of the Company and one warrant.  Two warrants will be required to purchase one additional common share in the capital of the Company at $0.20 per common share for a period of 24 months.  Pursuant to the Agency Agreement, the Agent will be entitled to receive a cash commission of 10% of the gross proceeds raised from the Offering.  As additional consideration, the Agent will be granted broker warrants (the “Broker Warrants”) entitling the Agent to purchase that number of Units equal to 10% of the total number of Units sold in the Offering at a price equal to the offering price of the Units for a period of 24 months from the closing of the Offering.

In addition, the Company wishes to announce a Non-Brokered Private Placement Financing for up to 2,750,000 Units of the Company at a price of $0.10 per Unit for total proceeds of up to Canadian $275,000.  Each Unit consists of one common share in the Capital of the Company and one warrant.  Two warrants will be required to purchase one additional common share in the capital of the Company at $0.20 per common share for a period of 24 months.  There will be no finder’s fee payable in respect to this Non-Brokered Private Placement Financing.

Both of these transactions are subject to the approval of the TSX Venture Exchange.

As a result of the growing popularity of online poker games throughout the world, the Company’s Antiguan subsidiary, Action Poker, is presently experiencing a significant growth in traffic on its www.tigergaming.com website.  In anticipation of continued growth in traffic on www.tigergaming.com and in order to provide quality service to its rapidly growing customer base, the Company will expend the proceeds from both the Brokered Private Placement Financing and the Non-Brokered Private Placement Financing towards the expansion of both the Company’s technical infrastructure and its marketing campaigns.  Any unspent amounts will be added to general working capital.

LVFH is a gaming software developer and operator that licenses its software to 3rd parties.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President, of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 25th day of October, 2004.